Filed Pursuant to Rule 433

Registration No. 333-171519

Term Sheet dated July 15, 2013

3.500% Senior Guaranteed Notes due 2016

Guaranteed by Certain Subsidiaries of Ally Financial Inc.

Issuer:	Ally Financial Inc. (“Ally”)

Guarantors:	Ally US LLC and IB Finance Holding Company, LLC, each a subsidiary of Ally

Expected Ratings:	B1 / B+ / BB- (Moody’s/S&P/Fitch)

Title of Securities:	3.500% Senior Guaranteed Notes due 2016 (the “Notes”)

Legal Format:	SEC Registered

Trade Date:	July 15, 2013

Settlement Date:	July 18, 2013 (T+3)

Final Maturity Date:	July 18, 2016

Aggregate Principal Amount:	$1,000,000,000

Gross Proceeds:	$1,000,000,000

Underwriting Discount:	0.875%

Net Proceeds to Ally before Estimated Expenses:	$991,250,000

Coupon:	3.500%

Issue Price:	100.000%

Benchmark Treasury:	0.625% due July 15, 2016

Benchmark Treasury Yield:	0.649%

Spread to Benchmark Treasury:	+285.1 bps

Yield to Maturity:	3.500%

Interest Payment Dates:	Semi-annually, in arrears on January 18 and July 18 of each year, until maturity, commencing January 18, 2014

Optional Redemption:	None

Day Count Convention:	30/360; Unadjusted, Following Business Day convention

Business Days:	New York

Concurrent Debt Offerings:	Ally is also offering $375,000,000 of its Floating Rate Senior Guaranteed Notes due 2016. The intended use of proceeds for the concurrent debt offering is the same as this offering

CUSIP/ISIN Numbers:	CUSIP: 02005NAP5
ISIN: US02005NAP50

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Lebenthal & Co., LLC

Muriel Siebert & Co., Inc.

The Williams Capital Group, L.P.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526 and Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.